Filed by: Tele Norte Leste Participações S.A.
Filed Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement Nos 333-133994 and 333-133992
We have filed registration statements on Form F-1 and Form F-4 (including the prospectuses contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectuses in those registration statements on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the corporate stock swap. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or TNL’s investor relations Web site at www.telemar.com.br/ri. Alternatively, we will arrange to send you the prospectus contained in the Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.

Telemar Norte
Tele Norte Leste Participações S.A.	Leste S.A.
CNPJ/MF Nº 02.558.134/0001-58	CNPJ/MF Nº 33.000.118/0001-79
NIRE Nº 33 3 0026253 9	NIRE Nº 33 300 152 580
Public Company	Public Company
Telemar
Participações S.A.
CNPJ/MF N° 02.107.946/0001-87
NIRE 3330016601-7
Public Company
COMMUNICATION
September 6, 2006
Curriculum Vitae of the New Members That Will Be Appointed To the
Board of Directors of Telemar Participações S.A. Effective Upon
Consummation of the Stock Swap
Armando Galhardo Nunes Guerra Junior, born in 1956, earned a degree in Accounting, Business Administration and Economics from the Universidade Católica de Minas Gerais. He has served as an officer of several companies, such as Açominas (from April 1978 until April 1985), Cia AIX de Participações (from March 2001 until March 2002), Siderbrás (from May 1985 until December 1987), and as the Chairman of Unipar (from June 1997 until April 1998). He has served as a member of the Boards of Directors of several companies, such as Cosipa (from April 1990 until June 1992), Companhia Siderúrgica de Tubarão — CST (from April 1990 until April 1993), MRS Logística (from December 1996 until March 1997), OPP Polietilenos (from June 1997 until April 1998), Petroquímica União (from June 1997 until April 1998), and Rio Polímeros (from June 1997 until April 1998). He has also served as the officer responsible for Mines and Energy at the Brazilian Ministry of Mines and Energy (from March 1990 until March 1993).

Augusto Marques da Cruz Filho, born in 1952, earned a degree in Economics from the Universidade de São Paulo — USP, as well as a post-graduate degree and a Ph.D also from the School of Economics of the Universidade de São Paulo — USP. Appointed in April 2006, he currently serves as a member of the Board of Directors of Submarino.com S.A. He has held several executive positions at Pão de Açúcar Group (from September 1994 until March 2003), having served as a member of their Board of Directors (from October 1995 until July 2005) and as their CEO (from March 2003 until July 2005). Mr. da Cruz Filho served as Financial Administrative Officer of Tintas Coral S.A. and the Bunge Born Group (Serrana, Quimbrasil, Fertimport, among others) (from March 1984 until August 1994). He has also served as an economist at the Secretary of Planning of the State of São Paulo — Fundação Seade — Regional Accounting of the State of São Paulo Project, at Banco Itaú S.A., and at the Economic Consulting Department of the Federation of the Industries of São Paulo (FIESP).
Carlos Francisco Ribeiro Jereissati, born in 1946, holds a degree in Economics from Mackenzie University of São Paulo. He currently serves as Chairman of Tele Norte Leste Participações S.A’s (“TNL”) Board of Directors and has been a member of that Board since August 1998. He is also currently an Executive Officer and member of the Board of Directors of Telemar Participações S.A. (“TmarPart”) (since November 1998). Mr. Jereissati currently serves as the Chief Executive of the Jereissati Group (La Fonte/Iguatemi) and is a member of the Consultant Council of the São Paulo State Union of Real Estate Companies (Secovi).
Carlos Geraldo Langoni, born in 1944, earned a degree in Economics, as well as a Masters degree and a Ph.D from the University of Chicago. He served as an officer of the Brazilian Central Bank, having acted as its President from 1980 until 1983. He is currently a professor in the post-graduate program at Fundação Getúlio Vargasand and serves as a member of the Board of Directors of Souza Cruz S.A. Through the consulting company Projeta Consultoria Econômica Ltda., Mr. Langoni acts as an advisor on strategic planning, economics and finance for more than 40 Brazilian and international companies, such as Companhia Vale do Rio Doce, General Electric, Bradesco, Suzano, Coca-Cola, Repsol, Alstom, Kodak, and Visa.
Carlos Medeiros Silva Neto , born in 1973, holds a bachelor’s degree in Finance and Foreign Trade from New York University, and has completed the TGPM Program at Harvard Business School. Mr. Medeiros is a partner of GP Investimentos S.A., which he joined in 1998, and member of the Boards of Directors of GP Investments Ltd, TNL (since 2005) and Gafisa S.A. He was a member of the Board of Directors of Lupatech S.A., iG Ltd. and Pegasus Telecom S.A. Mr. Medeiros was a Latin America M&A group manager at Salomon Brothers Inc. in New York.
Fernando Magalhães Portella, born in 1951, earned a degree in Agronomy Engineering from Universidade do Estado de São Paulo (UNESP), an executive MBA degree from Columbia University (Marketing Program), and participated in the General Management Program at Harvard Business School in 2000. He served as CEO of the O Dia Media Group (from 1996 until August 2003), having acted as the President of the Brazilian Association of Marketing and Business and as a member of the Board of Directors of the National Association of Newspapers. He has served as Marketing, Sales and Operations Vice-President and as a member of internal committees at Citibank, N.A, Consumer Banking (from 1987 until 1992). Mr. Portella has also served as Marketing Manager responsible for Latin America at Stauffer Chemicals, in São Paulo (from 1983 until 1987)and as Product Manager at Monsanto in St. Louis, Missouri (from 1980 until 1983).
José Mauro Mettrau Carneiro da Cunha, born in 1949, earned a degree in Mechanical Engineering from Universidade Católica de Petrópolis — RJ, obtained a B.S. in Industrial and Transport Projects from COPPE/UFRJ, and participated in the Anderson School — University of California’s Executive Program in Management. He has held several executive positions at Banco Nacional de Desenvolvimento Econômico e Social, where he served as a member of the Executive Board from 1991 to 2002. From February 2003 to October 2005 was he was Vice Chairman of Strategic Planning of Brasken S.A.. He has served on the Boards of Directors of several companies and institutes, including LIGHT Serviços de Eletricidade S/A (from December 1997 to July 2000), Aracruz Celulose (from July 1997 to July 2002), , FUNTTEL — Fundo para o Desenvolvimento Tecnológico das Telecomunicações (from December 2000 to January 2002), FUNCEX (from June 1997 to January 2002), and Politeno Indústria e Comércio S/A (from April p 2003 to April 2005 as actual member, and since April 2005 as alternate member). He has also previously served on the Boards of Directors of TmarPart and TNL (from December 1999 to July 2002).
Luciano G. Coutinho, born in 1946, holds a degree in Economics from the Universidade de São Paulo — USP, a Masters degree in Economics from Instituto de Pesquisas Econômicas — IPE/USP and a Ph.D in Economics from Cornell University. He has been a professor of International Economics at Instituto de Economia — Universidade de Campinas — UNICAMP since 1986. Mr. Coutinho was Secretary-General of the Brazilian Department of Science and Technology from 1985 to 1988. He has been a consultant for more than 40 private corporate groups, in industries, such as, automotive, electronics, mining, telecommunications, oil and chemical, beverages, tobacco, food, pulp, industrial machinery, financial services, and retail, and has also worked with Banco do Nordeste and state and other governments, being a specialist in antitrust matters (CADE), International Commerce (OMC), and economic audits.
Luciano Siani Pires, born in 1970, holds a bachelor’s degree in Mechanical Engineering from Pontifíýcia Universidade Católica of Rio de Janeiro (1991) and an MBA from the Stern School of Business at New York University (2001). He was appointed as an alternate member of the Board of Directors of TNL on July 27, 2005, and has served as a regular member since August 31, 2005. He was an employee of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from 1992 to 2003, where he was the Head of the Export Operations Department. From 2003 to 2005, he worked for McKinsey Consulting, returning to BNDES in May 2005, and has since held the position of Head of the Stocks Portfolio Management Department.
Luiz Antônio de Moraes Carvalho, born in 1946, holds a degree in Production Engineering from Escola Politécnica at the Universidade de São Paulo — USP. For more than 28 years he has held executive positions in the companies of the Cofra Group, serving as Executive Chairman of the Latin-American division for the last 5 years. He currently participates on several advisory councils of the Cofra Group.

Otavio Marques de Azevedo, born in 1951, holds a bachelor’s degree in Engineering from Pontifícia Universidade Católica de Minas Gerais. He currently serves as a member of the Boards of Directors of TmarPart and TNL He was previously an Executive Officer of TmarPart (from August 1998 until February 1999) and served as executive Vice President of TNL (from August 1998 to February 1999), as the acting CEO. He is the CEO of AG Telecom Participações S.A., one of the controlling shareholders of TmarPart. In February 1999, he was elected chairman of Anatel’s consulting board, a position he held from February 2001 to February 2002.